January 31, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Alison White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on December 11, 2013, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Emerging Markets Opportunities Fund (the “Fund”), which was filed with the Commission on November 25, 2013 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on February 10, 2014.

Prospectus

1.	Comment. Please confirm that a Tandy Letter will be provided as part of the 485(b) filing for the Fund.

Response. The Registrant confirms that a Tandy Letter will be provided in advance of the effective date of the filing.

2.	Comment. Please remove the legend at the bottom of table of contents page if the Fund will not be offered or sold through a depository institution.

Response. The Fund will be sold by broker-dealers affiliated with depository institutions. In order to avoid possible confusion by shareholders the Registrant believes the legend contains relevant disclosure.

3.	Comment. Will the Fund utilize short sales? If so, please confirm that short sale dividends will be reflected in the Annual Fund Operating Expense table.

Response. The Fund does not currently intend to use short sales. The Registrant respectfully submits that, as disclosed in the fifth paragraph of the “Principal Investment Strategies” of the Fund’s prospectus, the Fund “will pursue its investment goal by generally obtaining…short investment exposures substantially through derivatives.”

4.	Comment. Please confirm that the fee waiver and/or expense reimbursement described in Footnote 1 to the “Annual Fund Operating Expenses” table in the Fund summary is in effect for at least 12 months after the effective date of filing.

Response. The Registrant confirms that this undertaking is in effect through March 31, 2015 and has inserted this date into Footnote 1.

5.	Comment. With regard to the Example table, please confirm that the example is based on the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” for at least 12 months after the effective date of filing.

Response. The Registrant confirms that this undertaking is in effect for the period from February 10, 2014 through March 31, 2015 and has inserted this information into the first paragraph in the “Example” section of the summary prospectus.

6.	Comment. With regard to the Example table, please explain supplementally why Class A, Class N and Class Y shares are not disclosed in the “If shares are not redeemed” section of the Example table.

Response. Class A, Class N and Class Y shares are not currently disclosed in the “If shares are not redeemed” section of the Example table as the values for these three share classes do not differ from the values already disclosed above in the “If shares are redeemed” section of the Example table.

7.	Comment. The “Principal Investment Strategies” section of the Fund summary states that the Fund intends to invest 80% of its net assets in investments tied to emerging markets countries. Will this include derivatives? If so, please explain supplementally how derivatives will be valued per Rule 35d-1 under the Investment Company Act of 1940.

Response. Under normal market conditions, the Fund intends to invest at least 80% of its net assets in investments, including derivative instruments, tied to emerging markets countries. For purposes of determining compliance with policies adopted in accordance with Rule 35d-1 under the Investment Company Act of 1940, derivative instruments will be valued at their market value rather than their notional value.

8.	Comment. The fifth paragraph in the “Principal Investment Strategies” section of the Fund summary states that the Fund may invest in derivative instruments. Please explain how the Fund meets segregation and asset coverage practices as described in Investment Company Act Release No. 10666 (April 18, 1979) with regard to its use of derivatives.

Response. The Registrant respectfully submits that the current disclosure provided in the “Asset Segregation and Coverage” paragraph in the Fund’s Statement of Additional Information under “Derivative Instruments” in the “Investment Strategies and Risks” section adequately indicates the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts.

9.	Comment. Please note that Investment Company Act Release No. 29776 (August 31, 2011) provides guidance regarding segregation and asset coverage practices. Additionally, please be advised that the Staff is looking at practices related to derivatives and guidance may be forthcoming.

Response. The Registrant respectfully confirms that it has reviewed this Release and will continue to consider the Release when engaging in such practices. Additionally, the Registrant confirms that it will review the forthcoming guidance when determining its practices after such guidance becomes available.

10.	Comment. With regard to the Class A Sales Charges table included in the “How Sales Charges are Calculated” section of the prospectus, please clarify why there is a column captioned “As a % of offering price” and another column captioned “As a % of your investment” and which column applies when.

Response. Item 12(a)(1) of Form N-1A requires a registrant to disclose the amount of any front-end sales load (and each breakpoint in the sales load, if any) as a percentage of both the offering price and the net amount invested. The column captioned “As a % of offering price” discloses the amount of any front-end sales load as a percentage of the offering price, and the column captioned “As a % of your investment” discloses the amount of any front-end sales load as a percentage of the net amount invested. The breakpoints in each column are applicable to all purchases of Class A shares of the Fund subject to the exceptions noted in the footnotes to the table.

11.	Comment. The first footnote to the Class A Sales Charges table states that “Due to rounding, the actual sales charge for a particular transaction may be higher or lower than the rates listed above.” Please explain supplementally how rounding would increase the loads shown.

Response. Because the Fund’s offering price per share is rounded to two decimal places, the actual sales charge a shareholder would pay on a purchase of Class A shares may be more or less than the total purchase amount multiplied by the applicable sales charge percentage.

Statement of Additional Information

12.	Comment. In accordance with the requirements of Item 17(f) of Form N-1A, please include additional disclosure in the “Proxy Voting Policies” section under “Management of the Trust” in the Statement of Additional Information describing how to obtain information regarding how the Fund voted proxies relating to portfolio securities during the most recent period.

Response. In response to this comment the following text has been added to the “Proxy Voting Policies” section under “Management of the Trust” in the Statement of Additional Information:

“Information regarding how the Fund voted proxies related to its portfolio securities during the 12-month period ended June 30, 2014 will be available without charge through the Fund’s website www.loomissayles.com and on the SEC’s website at www.sec.gov.”

13.

Comment. The second paragraph of the “Portfolio Manager’s Compensation” section of the Statement of Additional Information states that “Investment performance is the primary component of total variable compensation and generally represents at least

60% of the total for fixed income managers and 70% for equity managers.” Please include additional information consistent with Item 20(b) of Form N-1A describing how a portfolio manager’s investment performance is measured.

Response. In response to this comment, the text in Appendix A has been added to the “Portfolio Manager’s Compensation” section of the Statement of Additional Information.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.

Appendix A

While mutual fund performance and asset size do not directly contribute to the compensation calculation, investment performance for fixed-income managers is measured by comparing the performance of Loomis Sayles’ institutional composite (pre-tax and net of fees) in the manager’s style to the performance of an external benchmark and a customized peer group. The external benchmark used for the investment style utilized by the Fund is noted below. The customized peer group is created by Loomis Sayles and is made up of institutional managers in the particular investment style. A manager’s relative performance for the past five years, or seven years for some products, is used to calculate the amount of variable compensation payable due to performance. To ensure consistency, Loomis Sayles analyzes the five or seven year performance on a rolling three year basis. If a manager is responsible for more than one product, the rankings of each product are weighted based on relative revenue size of accounts represented in each product.

Loomis Sayles uses both an external benchmark and a customized peer group as a point of comparison for fixed-income manager performance because it believes they represent an appropriate combination of the competitive fixed-income product universe and the investment styles offered by Loomis Sayles.

The external benchmark used for the investment style utilized for the Fund is noted below:

FUND	MANAGER BENCHMARK
Loomis Sayles Emerging Markets Opportunities Fund	Barclays Emerging Markets USD Aggregate Bond Index 10% Country Capped

General

Mutual funds are not included in Loomis Sayles’ composites, so unlike other managed accounts, fund performance and asset size do not directly contribute to this calculation. However, each fund managed by Loomis Sayles employs strategies endorsed by Loomis Sayles and fits into the product category for the relevant investment style. Loomis Sayles may adjust compensation if there is significant dispersion among the returns of the composite and accounts not included in the composite.

Loomis Sayles has developed and implemented two distinct long-term incentive plans to attract and retain investment talent. The plans supplement existing compensation. The first plan has several important components distinguishing it from traditional equity ownership plans:

•	the plan grants units that entitle participants to an annual payment based on a percentage of company earnings above an established threshold;

•	upon retirement, a participant will receive a multi-year payout for his or her vested units; and

•	participation is contingent upon signing an award agreement, which includes a non-compete covenant.

The second plan is similarly constructed although the participants’ annual participation in company earnings is deferred for two years from the time of award and is only payable if the portfolio manager remains at Loomis Sayles. In this plan, there is no post-retirement payments or non-compete covenants.

Senior management expects that the variable compensation portion of overall compensation will continue to remain the largest source of income for those investment professionals included in the plan. The plan is initially offered to portfolio managers and over time the scope of eligibility is likely to widen. Management has full discretion on what units are issued and to whom.

Appendix A

Portfolio managers also participate in the Loomis Sayles profit sharing plan, in which Loomis Sayles makes a contribution to the retirement plan of each employee based on a percentage of base salary (up to a maximum amount). The portfolio managers also participate in the Loomis Sayles defined benefit pension plan, which applies to all Loomis Sayles employees who joined the firm prior to May 3, 2003. The defined benefit is based on years of service and base compensation (up to a maximum amount).